EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
(In thousands of dollars, except per share data)	2006	2005	2006	2005
Numerator:
Net income (loss)	$88,013	$21,162	$31,833	$9,542

Effect of dilutive securities – none	—	—	—	—

Numerator for net income per common share – diluted	$88,013	$21,162	$31,833	$9,542

Denominator:
Weighted average common shares	351,434	315,000	354,253	315,000

Effect of dilutive securities	1	—	2	—

Denominator for net income per common share – diluted	351,435	315,000	354,255	315,000

Net income (loss) per common share:

Basic	$.25	$.07	$.09	$.03

Diluted	$.25	$.07	$.09	$.03